

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via Email

Dr. Manish Singh
President and Chief Executive Officer
ImmunoCellular Therapeutics, Ltd.
21900 Burbank Boulevard, 3rd Floor
Woodland Hills, California 91367

> **Re: ImmunoCellular Therapeutics, Ltd.**
> **Registration Statement on Form S-1/A**
> **Filed December 9, 2011**
> **File No. 333-178211**

Dear Dr. Singh:

We have reviewed the December 9, 2011 amendment to your Form S-1 and have the following comments. In our comments we may ask that you provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Appendix A, page A-1

1. We note your addition of Appendix A to the prospectus which provides the transcript of an interview between John Eastman and Dr. John Yu, the company's Chairman and Chief Scientific Officer. Please add a legend to the top of the appendix introducing the contents thereof and directing readers to the risk factor on page 15 which addresses the possible Section 5 issues which could arise as a result of the interview.

2. Please advise us whether the company's auditors have been notified of the possible Section 5 issues presented by the above referenced interview and whether they have considered the probability of contingent liabilities related to a rescission offer in accordance with ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Dale Short (TroyGould PC)